BRATO BREWHOUSE AND KITCHEN LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Brato Brewhouse and Kitchen LLC
State of Organization	Massachusetts
Date Company Was Formed	January 6th, 2017
Kind of Entity	Limited Liability Company
Street Address	142B Webster Ave, Cambridge, MA 02141
Website Address	www.bratobk.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Jonathan Gilman	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder	How Long January 6th, 2017
Business Experience During Last Three Years (Brief Description)	Executive Chef and general restaurant operations	
Principal Occupation During Last Three Years	Executive Chef	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Cambridge Brewing Company	Business Restaurant / Brew Pub

Name	Alex Corona	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder	How Long January 6th, 2017
Business Experience During Last Three Years (Brief Description)	Brewery Operations	
Principal Occupation During Last Three Years	Head Brewer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Cambridge Brewing Company	Business Restaurant / Brew Pub

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Jonathan Gilman
Name	Alex Corona

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

Company Overview

Brato Brewhouse + Kitchen is an up and coming brewpub project headed by industry veterans, Chef Jonathan Gilman and Brewer Alex Corona. Together they are building a brewery and restaurant at 190 North Beacon Street in Brighton, MA, just across the street from the rapidly growing Boston Landing development project. Planning to open Q1 2019, this future community-focused brewpub will partner with local farms to feature creative suppers, inventive house-made sausages and unique house-made sourdough grilled cheeses. The beers will be seasonally rotating and plan to span virtually all styles, aiming to satisfy nearly every patron's palate. While brick and mortar construction gets underway, Brato has been operating pop-up food events at various Boston-area brewery taprooms, as well as taking full-service catering events and beer-focused dinners. Brato has also collaborated on beer recipes brewed at some of the breweries who host their pop-ups including Idle Hands, Night Shift, Lamplighter, Bone Up, and Dorchester Brewing Company.

Brato is currently brand-building by offering local brewery taprooms a food option by operating as a pop-up vendor selling grilled cheese on house-made sourdough, pickled veggies and house-made sausages.

Our Business Model

Brato will sell food from their scratch kitchen and beer brewed on-site for in-house and take-home consumption.

Primary costs include kitchen and brewing equipment as well as building construction and renovations (e.g. dining room, bar, patio, etc.)

Plans for expansion: We can double our brewing capacity by swapping out 10-barrel tanks for 20-barrel and performing double brew days. If the demand for take-home beer is strong, we plan to organically grow into a small canning operation of primarily 16oz 4-packs. Barrel-aged and wild beers. At 3-5 years in, we plan for in-house cheese and charcuterie production.

Our Market and Location Analysis

As of 2017 Census estimates, the population of Boston was roughly 685,000. The total Greater Boston population, according to 2014 Census estimates, was 4.7 million.

Our primary target demographic is Millennials, ages 25-34, which as of 2016 Census estimates made up 23.3% of the Boston population. According to the U.S. Census Bureau, there were 1,149,915 Millennials living in the

Boston Metro area. This translates to approximately 447,316 people between the ages of 21-35 with a bachelor's degree holding a median income of at least $44,548. A second target drinker and frequent diner-out is the GenX population, ages 40-54, which accounts for another 17% of the Boston population.

In general, our primary competitors will be brewery taprooms and restaurants with an emphasis on craft beer and locally sourced food. Although there are other restaurants in the area focusing on craft beers, there are currently no taprooms located in Allston/Brighton.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 4 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment.

Risks in Educational Materials
Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	December 22nd, 2018

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that	Yes

exceed the Target Offering Amount?	
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$250,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$4,500	$15,000
Internal Space Improvements	$50,500	$100,000
Leasehold Improvements	$20,000	$135,000
TOTAL	$75,000	$250,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see these Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

MAINVEST

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.5×

PERCENTAGE OF REVENUE*
1.5% - 3%**

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2025

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.5% and a maximum rate of 3.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.50%
$118,750	1.90%
$162,500	2.30%
$220,900	2.80%
$250,000	3.00%

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Class A
Number of Shares Outstanding	1,300,000
Number of Shares Authorized	1,300,000
Describe Voting Rights of These Securities,	Class A has voting right with one vote per unit.

MAINVEST

Including Any Limitations on Voting Rights	
How These Securities Differ from the Notes Offered to Investors	Class A is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Class B
Number of Shares Outstanding	0
Number of Shares Authorized	621,053
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class B has no voting rights.
How These Securities Differ from the Notes Offered to Investors	Class B is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Class C
Number of Shares Outstanding	0
Number of Shares Authorized	105,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class C has no voting rights.
How These Securities Differ from the Notes Offered to Investors	Class C is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Name of Security	Series Seed Convertible preferred units
Number of Shares Outstanding	84,215
Number of Shares Authorized	621,053
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class C has no voting rights.
How These Securities Differ from the Notes Offered to Investors	Class C is considered Equity, whereas the Notes offered on MainVest are considered debt instruments.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Alex Corona	76.3%

Jonathan Gilman	23.1%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00162 and the Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest. the Company has an approved, but not yet closed, SBA-backed bank loan totaling $1,050,000.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
January 2017	Rule 506(b)	Series Seed Convertible Preferred units	$80,000	General Starting Costs

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Related Party Loan (Brato as Borrower), which was subsequently converted to Series Seed Convertible Preferred Units	12/15/2017	Manfred Feist, Don Jackson, and Casey Howard	Members of LLC	$60,000

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

Since January 1, 2018, the Company generated $168,457 in sales from pop-ups as of 10/25/2018. Prior to that, the Company had $14,356 in sales from its inception on January 6, 2017 to December 31, 2018. As of December 31, 2017, the Company had $52,264 in total assets, comprised of $24,139 cash and $28,125 security deposit. Additionally, the Company had total liabilities of $60,000 as of December 30, 2017, consisting entirely of loans from Members of the Company.

Since December 31, 2017, the Company raised an additional $20,000 through sale of Class B equity units. Additionally, the Company has an approved, but not yet closed, SBA-backed bank loan totaling $1,050,000.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
Please see Appendix B for reviewed financial statements.

Pro Forma Income Statement
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Brato Brewhouse and Kitchen, LLC
5 Year Operating Projections

	Year 1	Year 2	Year 3	Year 4	Year 5
Sales:					
Food	900,319	$ 945,335	$ 992,602	$ 1,022,380	$ 1,053,052
Beer	810,287	$ 850,802	$ 893,342	$ 920,142	$ 947,746
Retail Merchandise	90,032	$ 94,534	$ 99,260	$ 102,238	$ 105,305
TOTAL SALES	1,800,639	1,890,671	1,985,204	2,044,760	2,106,103
Cost of Sales:					
Food	282,250	296,363	311,181	320,516	330,132
Beer	64,823	68,064	71,467	73,611	75,820
Retail Merchandise	22,508	23,633	24,815	25,560	26,326
Waste & Comp	36,013	37,813	39,704	40,895	42,122
TOTAL COST OF SALES	405,594	425,874	447,167	460,582	474,400
Gross Profit	1,395,045	1,464,797	1,538,037	1,584,178	1,631,703
Payroll:					
Salaries & Wages	609,568	615,664	621,820	628,039	634,319
Payroll Taxes	76,672	77,439	78,213	78,996	79,785
TOTAL PAYROLL	686,240	693,103	700,034	707,034	714,104
PRIME COST	1,091,834	1,118,976	1,147,201	1,167,616	1,188,504
Other Controllable Expenses:					
Marketing	30,000	30,300	30,603	30,909	31,218
Utilities	60,000	60,600	61,206	61,818	62,436
General & Administrative Expenses	59,000	59,590	60,186	60,788	61,396
Repairs & Maintenance	18,000	18,180	18,362	18,545	18,731
TOTAL OTHER CONTROLLABLE EXP.	167,000	168,670	170,357	172,060	173,781
CONTROLLABLE PROFIT	541,805	603,024	667,646	705,084	743,818
Occupancy Costs & Depreciation					
Occupancy Costs (Rent)	112,500	115,875	119,340	122,895	126,585
Insurances	28,000	28,280	28,563	28,848	29,137
Depreciation & Amortization	116,736	116,736	116,736	116,736	116,736
Other (Income) Expenses					
Other (Income)	0	0	0	0	0
Other Expense	0	0	0	0	0
INCOME BEFORE INTEREST & INCOME TAXES	$ 284,569	$ 342,134	$ 403,008	$ 436,605	$ 471,361
Revenue Share Payback (1)	$ 54,019	$ 56,720	$ 59,556	$ 61,343	$ 63,183

(1) Assumes a MainVest final offering of 250,000. If the final offering amount is lower than $250,000, the total debt payments are expected to be lower.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.bratobk.com, no later than 120 days after the end of each fiscal year.

MAINVEST

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$52,264	$0
Cash & Cash Equivalents	$24,139	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$60,000	$0
Revenues/Sales	$15,289	$0
Cost of Goods Sold	$4,022	$0
Taxes Paid	$0	$0
Net Income	($15,736)	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A:
INVESTMENT RISKS

MARKET SATURATION

Boston is known for many great food establishments. There are only a handful of breweries in Boston proper. Brato aims to differentiate

TRANSPORTATION TO VENUE

Limited MBTA service and parking on-site. Boston Landing garages, ride-share. Less drunk driving.

INEXPERIENCE AND/OR DISENGAGED OWNERSHIP/MANAGEMENT

Owners have been working in the industry prior to opening. Mentored by industry veterans at CBC, also long-time established.
Owners are the managers and will be working on-site day-in and day-out.
Cost control measures on a frequently analyzed basis.

LOW SALES AND INDUSTRY-WIDE LOW MARGINS

Brewpub model differentiates from restaurants by operating with a much lower COGS by manufacturing its own beer on-site. Differentiates from brewery taprooms by having a consistent and manageable food option. Also, not leaving money on the table by letting food trucks and pop ups take dining revenue.

MIS-TARGETING THE WANTS AND NEEDS OF DEMOGRAPHIC

Both owner-managers have experience in a wide variety of food and beer styles to match the community.

OTHER BEVERAGE COMPETITION

Applying for pour license for wine and cider to accommodate parties with allergies and/or differing preferences to beer.

BEER DISTRIBUTION

Largely trying to avoid major distribution due to large number of competitors and razor-thin margins. High population density and higher margin from on-site sales to mitigate.

DISASTER RECOVERY

If the brewpub site became unusable, revert back to pop up and catering service and look for contract brewing as back ups.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

The Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent the Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED SERVICES

The Company operates with a very limited scope, offering only Restaurant and Brew-Pub service to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the Restaurant / Brewpub industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

BRATO BREWHOUSE AND KITCHEN LLC

FINANCIAL STATEMENTS

PERIOD JANUARY 6, 2017
(DATE OF INCEPTION)
THROUGH DECEMBER 31, 2017

CONTENTS



NEWBURG & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Brato Brewhouse and Kitchen LLC (the "Company")
Brighton, Massachusetts

We have reviewed the accompanying financial statements of Brato Brewhouse and Kitchen LLC (a Limited Liability Company) which comprise the balance sheet as of December 31, 2017 and the related statements of operations and changes in members' deficit and cash flows for the period January 6, 2017 (date of inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Newburg & Company LLP

Certified Public Accountants
Waltham, Massachusetts
March 12, 2018



TRUSTED FINANCIAL ADVISORS

890 WINTER STREET • SUITE 208 • WALTHAM, MA 02451 • WWW.NEWBURG.COM • P: 781-884-4100 • F: 781-884-4150

BRATO BREWHOUSE AND KITCHEN LLC
BALANCE SHEET

DECEMBER 31,		2017
ASSETS		
Cash	$	24,139
Security deposit		28,125
TOTAL ASSETS	$	52,264
LIABILITIES AND MEMBERS' DEFICIT		
LIABILITIES		
Due to members	$	60,000
COMMITMENTS (NOTE 3)		
MEMBERS' DEFICIT		(7,736)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	52,264

See accompanying independent accountants' review report and notes to the financial statements.

BRATO BREWHOUSE AND KITCHEN LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' DEFICIT

PERIOD JANUARY 6 THROUGH DECEMBER 31,		2017
SALES, net	$	14,356
COST OF GOODS SOLD		6,192
GROSS PROFIT		8,164
OPERATING EXPENSES		
Professional fees		12,853
Office		4,614
Guaranteed payments to members		2,500
Travel		1,773
Meals and entertainment		925
Taxes and licenses		689
Advertising and marketing		542
Insurance		299
Bank charges		287
Supplies		280
Repairs and maintenance		71
Total operating expenses		24,833
LOSS FROM OPERATIONS		(16,669)
OTHER INCOME		933
NET LOSS		**(15,736)**
MEMBERS' CONTRIBUTIONS		8,000
MEMBERS' DEFICIT, ENDING	**$**	**(7,736)**

See accompanying independent accountants' review report and notes to the financial statements.

BRATO BREWHOUSE AND KITCHEN LLC
STATEMENT OF CASH FLOWS

PERIOD JANUARY 6 THROUGH DECEMBER 31,		2017
OPERATING ACTIVITIES		
Net loss	$	(15,736)
INVESTING ACTIVITIES		
Security deposit		(28,125)
FINANCING ACTIVITIES		
Due to members		60,000
Capital contributions from members		8,000
Net cash provided by financing activities		68,000
NET INCREASE IN CASH		24,139
CASH, beginning		-
CASH, ending	$	24,139

See accompanying independent accountants' review report and notes to the financial statements.

BRATO BREWHOUSE AND KITCHEN LLC
NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS FOR PRESENTATION

Nature of Operations
Brato Brewhouse and Kitchen LLC, (the "Company") was formed in January 2017 and is headquartered in Brighton, MA. The Company offers a menu built around scratch cooking and house fermented products, as well as a wide-ranging, brewed on-site, beer menu. The Company utilizes local sustainable sources for raw materials and has partnerships with local farms and fisheries.

The Company is subject to certain risks and uncertainties that could significantly affect the accompanying financial statements in the near term. These risks and uncertainties include general startup risks such as obtaining a market and financing, obtaining and maintaining licenses and exposure to the impact of fluctuations in commodity prices.

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), using the accrual method of accounting. Under this method, expenses are recorded when incurred and sales are recorded when earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue from food and beer at the time of sale.

Advertising costs
Advertising costs are expensed as incurred.

Income Taxes
The Company does not incur income taxes, instead its earnings and losses are included in its members' income tax returns and taxed depending upon their individual tax situations. The financial statements, therefore, do not include a provision for income taxes. The Company files income tax returns in federal and state jurisdictions. The Company does not have any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

3. COMMITMENTS

Operating Lease
The Company leases its facilities through December 2028. The lease requires the Company to pay utilities and real estate taxes in addition to its minimum rent.

Future minimum payments required under the building lease agreement are as follows:

2018	$113,000
2019	116,000
2020	119,000
2021	123,000
2022	127,000
Thereafter	692,000
	$1,290,000

There was no rent expense for the period ended December 31, 2017 as the lease commenced on January 1, 2018.

BRATO BREWHOUSE AND KITCHEN LLC
NOTES TO THE FINANCIAL STATEMENTS

4. MEMBERS' EQUITY

Under the terms of the limited liability operating agreement, the Company has an indefinite life. Membership units include Class A, Class B, and Class C common units and Series Seed Convertible preferred units (Preferred Units). The Company authorized an unlimited number of Class A units to the founders of the Company. Each Member of Class A is entitled to one vote per unit. No other classes are entitled to vote.

During the period ended December 31, 2017, the Company had 1,300,000 outstanding units of Class A, authorized issuance of 621,053 Class B units, none of which are outstanding, and authorized issuance of 621,053 Preferred Units, none of which are outstanding at December 31, 2017.

Class C units are reserved to be granted as profits interests in exchange for services provided to the Company. The Company authorized 100,000 Class C units, none of which are outstanding as of December 31, 2017.

In general, Members of Class B and Preferred Units are entitled to distributions. Preferred Units distributions will commence the year ending December 31, 2018. Preferred Unit Holders are entitled to distributions equal to the net profits multiplied by the holder's percentage interest of Preferred Units. At the end of any year in which the aggregate distributions to date to the Preferred Unit holder exceeds the amount invested by the holder, the Preferred Units will automatically convert to Class B units. Class B distributions will commence with the fiscal year ending after Preferred Units' conversion. Class B Holders are entitled to a percentage of net profits equal to the lesser of 25% or percent total of percentage interest constituted by Class B units.

5. RELATED PARTY TRANSACTIONS

At December 31, 2017, the Company's balance in due to members of $60,000 is unsecured and non-interest bearing without fixed repayment terms.

6. SUBSEQUENT EVENTS

Transactions subsequent to December 31, 2017 have been evaluated through March 12, 2018, the date the financial statements were available to be issued. No events were noted that could have a material impact on the financial statements.